# SEC Schedule 13G/A (Amendment No. 22) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dick's Sporting Goods, Inc., CIK 0001089063
CUSIP: 253393102
Title of class of securities: Common Stock, par value $.01 per share. Mr. Stack also is the beneficial owner of Class B common stock. See Comment for Type of Reporting Person.
Address of issuer's principal executive offices: 345 Court Street, Coraopolis, Pennsylvania (PA), 15108
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001198911

## Reporting persons
- Edward W. Stack: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 16,002,259; shared voting power 0; sole dispositive power 11,913,430; shared dispositive power 0; aggregate amount beneficially owned 16,002,259 (19.69% of the class)
  Comment: Rows 5 and 9: Represents 1,051,672 shares of common stock and 9,692,814 shares of Class B common stock beneficially owned by Mr. Stack, 98,199 shares of common stock and 3,990,630 shares of Class B common stock for which Mr. Stack maintains sole voting, but not dispositive power (see the portion of the comment related to Rows 7 and 9 below), and 1,168,944 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of December 31, 2025.
  
  Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to ten votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see "Description of Capital Stock" in Dick's Sporting Goods, Inc.'s Registration Statement, as amended, on Form S-1 (File No. 333-96587).
  
  This portion of the comment also applies to Items 4(a) and 4(c)(i).
  
  Rows 7 and 9: Pursuant to the terms of a Memorandum of Understanding dated March 2, 2009 ("MOU") and Voting Agreement and Proxy dated October 13, 2009 ("Voting Agreement"), Mr. Stack has sole voting power, but not dispositive power, with respect to 3,990,630 shares of Class B common stock owned directly or indirectly by Mr. Stack's former spouse. Mr. Stack also owns 98,199 shares of restricted common stock, of which (i) 33,975 shares vest in April 2026, (ii) 23,676 shares vest in April 2027, and (iii) 40,548 shares vest in April 2028. Until the shares vest, they may be voted but may not be sold or otherwise transferred. This portion of the comment also applies to Item 4(c)(iii).

## Item 1. Issuer
Name of issuer: Dick's Sporting Goods, Inc.
Address of issuer's principal executive offices: 345 Court Street; Coraopolis, PA 15108

## Item 2. Person Filing
Name of person filing: Edward W. Stack
Address of principal business office or, if none, residence:
c/o Dick's Sporting Goods, Inc.
345 Court Street
Coraopolis, PA 15108
Citizenship: United States Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 16,002,259
Percent of class: 19.69
Sole power to vote or to direct the vote: 16,002,259
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,913,430
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Edward W. Stack: /s/ Edward W. Stack, Edward W. Stack (02/17/2026)